UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Global Eagle Entertainment Inc.

File No. 001-35176 - CF#29276

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Global Eagle Entertainment Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 6, 2013, as amended on May 16, 2016.

Based on representations by Global Eagle Entertainment Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through January 31, 2014
Exhibit 10.8	through October 12, 2019
Exhibit 10.9	through December 31, 2017
Exhibit 10.10	through December 31, 2017
Exhibit 10.11	through June 30, 2013
Exhibit 10.12	through December 31 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary